Filed by OpenPayd Global Holdings Limited
Pursuant to Rule 425
under the Securities Act of 1933, as amended
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Titan Acquisition Corp
Commission File No.: 001-42590

OpenPayd Nasdaq Listing

Employee FAQs

1. What is being announced?

●	OpenPayd Holdings Limited (“OpenPayd”) has entered into a definitive agreement to combine with Titan Acquisition Corp (“Titan”), a publicly traded special purpose acquisition company (a “SPAC” and such combination, the “Business Combination”).

●	Once the Business Combination is completed, OpenPayd will become a publicly traded company on the Nasdaq stock market through a newly formed parent entity, OpenPayd Global Holdings Limited (“Pubco”).

2. Why is OpenPayd going public now?

●	The proposed listing reflects the vision of our founder, Ozan Ozerk, to bring the capital and public endorsement we need to continue to innovate and to expand globally.

●	Becoming a public entity is a logical step in the growth of OpenPayd and generally enables us to continue to raise our profile and raise additional capital in the public markets.

●	It will allow for increased investment in growth (both organic and inorganic avenues), which we expect will help us continue to innovate, expand our licenses and service offerings and grow geographically. It will also give us further credibility with prospects, customers, partners, and potential employees.

●	Following the recent interest in the rise of Stablecoin, particularly in the US, we believe now is the right time to capitalise on investor interest in this evolving market - where OpenPayd is one of the first movers.

●	We have built a market leading financial infrastructure platform without any outside capital to date. Now, we have a unique opportunity to pursue a transaction and listing that will provide significant investment to support our ambitious growth plans.

3. Who is Titan and what is a SPAC?

●	Titan is a SPAC, and a SPAC is a “blank check” shell corporation formed to take companies public without going through the traditional IPO process. Titan is traded on the Nasdaq stock exchange under the symbols “TACHU,” “TACH” and “TACHW.”

●	Titan is focused exclusively on fintech and has a strong track record of successfully bringing companies to the public markets. The Titan team will offer valuable support and guidance to the OpenPayd executive team.

●	Frank Mastrangelo, CEO & Chairman of Titan, is a veteran banking and fintech executive with significant public company experience.

4. Why go the SPAC route? Why not a regular IPO?

●	We determined that the SPAC route allows us to go public in a way that lets us give investors a full picture of our growth and the road ahead.

●	We believe a SPAC business combination offers several distinct advantages over a traditional IPO, including expediting the timeline to become a public company.

5. Does this mean we are a public company now?

●	No. Today’s announcement does not yet make us a public company, nor does it guarantee that we will move forward with the Business Combination – simply put, we have signed a definitive agreement to move forward with the process.

●	There are a number of legal and administrative requirements that we still need to navigate over the next few months to close the transaction.

●	Also, the business combination agreement we have executed with Titan is subject to customary closing conditions, including approval by Titan’s shareholders, receipt of required regulatory approvals, satisfactory completion of closing deliverables, and other conditions set forth in the business combination agreement.

6. What is the value of the company?

●	Equity value of $1.145B on a pro-forma basis

●	This assumes $276m of capital available in the SPAC trust and no redemptions by Titan Acquisition Corp. public shareholders

7. What happens next?

●	From a legal standpoint, the next step involves Titan, OpenPayd and PubCo submitting certain filings, including a registration statement on Form F-4, with the United States Securities and Exchange Commission (the “SEC”), which will provide additional information about the transaction and will become publicly available. The SEC will then engage in a comment and review process involving the proposed disclosure. Once the SEC review process is complete, Titan will hold a shareholder meeting to approve the transaction. Following the shareholder meeting, and subject to certain other closing conditions, we expect to complete the Business Combination and to become a subsidiary of a public company.

●	From a business standpoint, our day-to-day operations and management remain unchanged and there will be no changes to your employment arrangements. It is very much business as usual across the company and for our clients and partners. We are confident that this Transaction positions OpenPayd well for long-term growth, and we remain committed to supporting every member of our team through this process and beyond.

8. How long until the transaction closes?

●	We expect the Transaction to close in the second half of 2026. There are still several steps to reach the closing of this Business Combination (the “Closing”), so that timing may change

9. How will this transaction impact my role at OpenPayd?

●	Following the Closing, OpenPayd will continue in the ordinary course of business as a subsidiary of Pubco. Over time, this transaction could potentially provide significant growth opportunities for some employees as we expand the company by leveraging additional resources. In the short term, it has minimal impact on most employees. The most important thing for you to do is focus on your responsibilities so we can continue to build a great business.

10. Can I tell my friends, family or others about this transaction or make a recommendation to buy Pubco or Titan securities?

●	It is critical that details around our organisation’s performance and any future plans are kept highly confidential.

●	The SEC has strict guidelines governing publicity. To avoid delays or any other repercussions the SEC might impose if we do not adhere to these rules, it is very important that everyone refrain from making any comments about our financial performance, company metrics, the Business Combination and related transaction documents, or future products or plans with anyone outside of OpenPayd. The reason for this is because of laws that prevent one investor from having access to information about a company in the stock market that another investor does not have access to. This is called “material non-public information” (“MNPI”) and sharing and acting on this is a severe offense, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions.

●	Company communications must remain internal and are not to be shared with anyone outside of OpenPayd – this includes sharing information or statements about the Business Combination publicly, including all channels such as e-mail, X, LinkedIn, Instagram, Facebook, blogs, conversations with vendors, friends, family, etc.

●	Please refer to the OpenPayd Insider Trading Policy here.

11. What do I do or say if contacted by the media?

●	Do not engage with the media directly on any topic. Iana Dimitrova, our chief executive officer, or any member of the Company’s board of directors is best suited to determine the best response or course of action. Should you receive any press enquiries, please forward details of the enquiry to michael.treacy@openpayd.com or toni.gregory@openpayd.com, who can help handle media requests appropriately during this sensitive time.

12. Can I buy or trade shares of Pubco?

●	Once Pubco is publicly traded, you will be able to purchase ordinary shares on the open market.

●	Please know, however, that OpenPayd employees will be subject to “blackout” periods, during which Pubco shares cannot be bought or sold, and no purchases or sales of Pubco shares by an employee of OpenPayd will be permitted at any time when an employee otherwise has MNPI regarding Pubco or OpenPayd. In furtherance of the foregoing, following the Closing of the Business Combination, our board of directors will adopt an insider trading compliance policy that will be applicable to all OpenPayd employees with details of when securities of Pubco may be purchased or sold. Further information on Company’s insider trading compliance policy will be provided to OpenPayd employees in the near term.

13. Can I buy or trade Titan securities?

●	In order to avoid a claim that an employee has traded on the basis of MNPI about the transaction, you should not trade or transact in any shares of Titan or related derivative instruments or engage in any related transaction related to Titan securities (including hedging, options, etc.) prior to the Closing of the transaction.

14. What are my obligations in relation to Public Communications?

●	Any communications by the Company and its employees with the market concerning the transaction are regulated by the U.S. Securities and Exchange Commission (the “SEC”).

●	Reposting of the Company public announcements on social media is allowed, but should not be commented upon further.

FORWARD-LOOKING STATEMENTS

These FAQs include “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” plan,” project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding expectations of OpenPayd or Titan concerning the outlook for their business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets, as well as any information concerning possible, assumed, estimated or expected future operations and future financial performance of OpenPayd. Forward-looking statements also include statements regarding the expected benefits of the proposed transaction. These statements are based on various assumptions, whether or not identified in these FAQs, and on the current expectations of management of Titan, OpenPayd and Titan Acquisition Sponsor Holdco LLC (the “Sponsor”) and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Titan, OpenPayd and the Sponsor. You should carefully consider the risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Titan’s final prospectus relating to its initial public offering dated April 8, 2025, its subsequent filings with the SEC and in the definitive proxy statement to be delivered to Titan’s shareholders and related registration statement on Form F-4, including those set forth under “Risk Factors” therein, and other documents filed or to be filed with the SEC by Titan. These filings would identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to, changes in domestic and foreign business, market, financial, political, and legal conditions; the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could materially and adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of shareholders is not obtained; failure to realize the anticipated benefits of the proposed transaction; risks relating to the uncertainty of the projected financial information with respect to OpenPayd; any downturn or volatility in economic conditions, including inflation; risks related to the rollout of OpenPayd’s business and the timing of expected business milestones, and to relationships with customers; the effects of competition on OpenPayd’s future business; risks related to OpenPayd’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against it; disruption of OpenPayd’s relationships with its customers, business partners and others resulting from the announcement of the proposed transaction; the amount of redemption requests made by Titan’s public shareholders; the ability of Titan or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future. If any of these risks materialize or OpenPayd’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Titan nor OpenPayd presently know or that they currently believe are immaterial that could also cause actual results to differ, potentially materially, from those contained in or implied by the forward-looking statements. In addition, forward-looking statements reflect Titan’s and OpenPayd’s expectations, plans or forecasts of future events and views as of the date of these FAQs. There may be additional risks that Titan and OpenPayd do not presently know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. While Titan or OpenPayd may elect to update these forward-looking statements at some point in the future, Titan and OpenPayd specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Titan’s or OpenPayd’s assessments as of any date subsequent to the date of these FAQs. Accordingly, undue reliance should not be placed upon the forward-looking statements

Additional Information and Where to Find It

These FAQs relate to the proposed transaction. These FAQs do not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transaction, a registration statement on Form F-4 will be filed with the SEC, which will include a proxy statement and a prospectus of Titan, and each party will file other documents with the SEC regarding the proposed transaction. A definitive proxy statement/prospectus will also be sent to Titan’s shareholders, seeking any required shareholder approval. Before making any voting or investment decision, investors and security holders of Titan and potential investors in the post-business combination combined company are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement/prospectus, and all other relevant documents filed or that will be filed with the SEC by OpenPayd and/or Titan through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by Titan may be obtained free of charge from Titan’s website at https://www.titan-spac.com/investor-information or by written request to Titan at Titan Acquisition Corp., c/o Winston & Strawn LLP, 800 Capitol St. STE 2400, Houston, Texas 77002.

Participants in the Solicitation

Titan, OpenPayd and their respective directors, managers and officers may be deemed participants in the solicitation of proxies of shareholders in connection with the proposed transaction. Titan shareholders and other interested persons may obtain more detailed information regarding the directors, managers and officers of Titan in Titan’s filings with the SEC, which may be obtained, without charge, on the website maintained by the SEC at www.sec.gov. Additional information will be available in the definitive proxy statement included in the registration statement when it becomes available.

No Offer or Solicitation

These FAQs relate to the proposed transaction and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.

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